Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Bilibili Inc., you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was affected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND

SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF AUDITORS;

(4) PROPOSED ADOPTION OF ARTICLES OF ASSOCIATION;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A notice convening the AGM to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 17, 2026 at 4:30 p.m. is set out on pages 15 to 19 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company’s investor relations (https://ir.bilibili.com/) and the SEC (www.sec.gov).

Holders of record of the Shares as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 15, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 5, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

April 16, 2026

-i-

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Shares (each representing one Class Z Ordinary Share)

“ADS Record Date”	May 7, 2026, New York time

“AGM”	an annual general meeting of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 17, 2026 at 4:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 15 to 19 of this circular, or adjournment thereof

“Articles of Association”	the eighth amended and restated memorandum of association and articles of association of the Company adopted on June 30, 2022, as amended from time to time

“Board”	the board of Directors

“CCASS”	Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Y ordinary share is entitled to 10 votes per Share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per Share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class Z ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“Company”, “we”, “us”, or “our”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

DEFINITIONS

“HKEX”	Hong Kong Exchanges and Clearing Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	April 8, 2026, being the latest practicable date for ascertaining certain information before the publication of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Nasdaq”	Nasdaq Global Select Market

“New Articles of Association”	the ninth amended and restated memorandum of association and articles of association of the Company proposed to be adopted at the AGM

“Nomination Committee”	the nomination committee of the Board

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Company’s memorandum of association or articles of association, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	Class Y Ordinary Shares and/or Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Issue Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares (including any sale or transfer of Treasury Shares) and/or ADSs not exceeding 20% of the number of the issued Shares (excluding Treasury Shares) as at the date of passing of such ordinary resolution

“Share Record Date”	May 7, 2026, Hong Kong time

DEFINITIONS

“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the number of issued Shares (excluding Treasury Shares) as at the date of passing of such ordinary resolution

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended from time to time

“Treasury Shares”	has the meaning ascribed to it under the Listing Rules

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“weighted voting rights”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, being the holders of Class Y Ordinary Shares

“%”	percent

LETTER FROM THE BOARD

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Directors	Registered office
Mr. Rui Chen (Chairman and Chief Executive Officer)	190 Elgin Avenue
Ms. Ni Li	George Town
Mr. Yi Xu	Grand Cayman KY1-9008
Cayman Islands

Independent Directors
Mr. JP Gan	Principal Executive Office of
Mr. Eric He	Main Operations
Mr. Feng Li	Building 3, Guozheng Center
Mr. Guoqi Ding	No. 485 Zhengli Road
Yangpu District
Shanghai
People’s Republic of China

Address in Hong Kong
Suite 603, 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon
Hong Kong

April 16, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND

SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF AUDITORS;

(4) PROPOSED ADOPTION OF ARTICLES OF ASSOCIATION;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

Pursuant to Article 89(g)(i) of the Articles of Association, Mr. Rui Chen, Mr. Eric He and Mr. Guoqi Ding will retire as Directors by rotation, and all of them, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM.

Biographical and further details about the proposed re-election of the three Directors mentioned above are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Overview

At the annual general meeting of the Company held on June 20, 2025, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

Share repurchase mandate

In order to give the Company the flexibility to repurchase Class Z Ordinary Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(b) of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the grant of the Share Repurchase Mandate to the Directors to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the number of issued Shares (excluding Treasury Shares) as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 416,623,647 issued and outstanding Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Class Z Ordinary Shares and/or ADSs which may be repurchased pursuant to the Share Repurchase Mandate as at the date of grant will be 41,662,364 Class Z Ordinary Shares and/or ADSs.

The Share Repurchase Mandate shall be effective from the date of the passing of the relevant resolution at the AGM until the earlier of: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) its revocation or variation by an ordinary resolution of the Shareholders in a general meeting.

If the Company repurchases Class Z Ordinary Shares and/or ADSs pursuant to the Share Repurchase Mandate, the Company may (i) cancel the repurchased Shares and/or (ii) hold such Shares as Treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases. Any sale or transfer of such Treasury Shares will be subject to the Share Issue Mandate as set out in the next proposal and made in accordance with the applicable laws and regulations, including the Listing Rules.

An explanatory statement required by the Listing Rules to be sent to all Shareholders in connection with the Share Repurchase Mandate is set out in Appendix II to this circular.

LETTER FROM THE BOARD

Share issue mandate

In order to give the Company the flexibility to issue Class Z Ordinary Shares (including any sale or transfer of Treasury Shares) and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the granting of a share issue mandate to the Directors to issue, allot or deal with unissued Class Z Ordinary Shares (including any sale or transfer of Treasury Shares) and/or ADSs not exceeding 20% of the total number of issued Shares (excluding Treasury Shares) as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 416,623,647 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the Directors will be authorized to issue (or sell or transfer out of treasury) a maximum of 83,324,729 Class Z Ordinary Shares under the Share Issue Mandate.

The Share Issue Mandate shall be effective from the date of the passing of the relevant resolution at the AGM until the earlier of: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Issue Mandate is renewed, either unconditionally or subject to conditions; or (b) its revocation or variation by an ordinary resolution of the Shareholders in a general meeting.

4.	PROPOSED RE-APPOINTMENT OF AUDITORS

The Board proposes to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Hong Kong and U.S. auditors of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditors’ remuneration for the ensuing year. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP have indicated their willingness to be re-appointed as auditors of the Company for the said period.

5.	PROPOSED ADOPTION OF ARTICLES OF ASSOCIATION

As disclosed in the announcement of the Company dated April 16, 2026, the Board has proposed to amend the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Rule 8A.44 of the Listing Rules which requires, among others, issuers with weighted voting rights structures to give force to the requirements of Rule 8A.27 by incorporating them into their articles of association or equivalent document; and (ii) incorporate certain housekeeping amendments.

Details of the proposed amendments to the existing Articles of Association brought about by adopting the New Articles of Association are set out in Appendix III to this circular. The New Articles of Association is written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese translation of the New Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

The proposed adoption of the New Articles of Association is subject to the approval of the Shareholders by way of a special resolution at the AGM. The New Articles of Association, if approved by the Shareholders at the AGM, will come into effect upon such approval by the Shareholders at the AGM and the full text of the New Articles of Association will be published on the website of the Stock Exchange at www.hkexnews.hk and the investor relations website of the Company at https://ir.bilibili.com/ after trading hours (Beijing time) on the date of the AGM.

LETTER FROM THE BOARD

The Company has been advised by its respective legal advisers that the proposed adoption of the New Articles of Association conforms to the requirements under the Listing Rules and are not inconsistent with the laws of the Cayman Islands. The Company also confirms that there is nothing unusual about the proposed amendments to the Articles of Association for a company listed on the Stock Exchange.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, June 17, 2026 at 4:30 p.m. (Beijing time). The notice of the AGM is set out in this circular.

The form of proxy for the AGM is enclosed herewith. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company’s investor relations (https://ir.bilibili.com/) and the SEC (www.sec.gov). Holders of record of the Shares as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on the ADS Record Date (New York time) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 15, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 5, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

7.	VOTING BY POLL

In accordance with Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules. As at the Latest Practicable Date, the Directors were not aware of any Shareholder who is required to abstain from voting on the resolutions to be proposed at the AGM.

8.	RECOMMENDATION

The Board considers that the above-mentioned resolutions (the details of which are set out in the notice of AGM) regarding the proposed re-election of the retiring Directors, the proposed Share Issue Mandate, the Share Repurchase Mandate, the re-appointment of auditors and the adoption of the New Articles of Association are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Yours faithfully, for and on behalf of the Board of
Bilibili Inc. Rui Chen Chairman

APPENDIX I    PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The following sets out the particulars of the retiring Directors proposed to be re-elected at the AGM.

DIRECTOR

1.	Rui Chen (陳睿)

Rui Chen, aged 48, has served as our chairman of the board of directors and chief executive officer since November 2014. He is a serial entrepreneur with more than 20 years of experience in the internet and technology-related industries in China. Mr. Chen led our strategic development since our founding. With long-term thinking, he spearheaded a series of strategic initiatives which transformed our company to a full-spectrum video community covering a wide array of content categories and diverse video consumption scenarios. Mr. Chen formulated the strategy of “community first,” and continuously investing in high-quality content. Under his leadership, Bilibili built a healthy and prosperous content ecosystem, which was crucial for us to stay attractive to young generations. At the same time, Mr. Chen led the construction of our business model, and guided the rapid development in multiple business areas.

Prior to joining us, Mr. Chen co-founded Cheetah Mobile Inc., a mobile internet company listed on the New York Stock Exchange (NYSE: CMCM). In 2009, Mr. Chen founded Beike Internet Security Co., Ltd. and served as its chief executive officer from 2009 to 2010. Prior to that, Mr. Chen served as general manager of internet security research and development at Kingsoft Corporation Limited (HKEX: 3888), a leading software and internet service company listed on the Hong Kong Stock Exchange, from 2001 to 2008. Mr. Chen received his bachelor’s degree from Chengdu University of Information Technology in 2001.

INDEPENDENT DIRECTORS

2.	Eric He (何震宇)

Eric He, aged 66, has served as our director since March 2018. He currently also serves as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991.

3.	Guoqi Ding (丁國其)

Guoqi Ding, aged 56, has served as our director since May 2020. Since 2019, Mr. Guoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider. Between 2017 and 2023, Mr. Ding served as an independent director on the board of Dian Diagnostics Group Co., Ltd., (Shenzhen Stock Exchange: 300244), a China-based medical diagnosis outsourcing service provider. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China’s largest real estate developers. Mr. Ding received his bachelor’s degree in finance and economics from Shanghai University of Finance and Economics, and was recognized as an accountant by Ministry of Finance of the People’s Republic of China in 1997.

APPENDIX I    PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Nominees, the educational background, professional qualifications, skills, knowledge, industry experience, time commitment and contributions of the Nominees with reference to the nomination principles and criteria set out in the Company’s board diversity policy and the independence of the independent non-executive Directors, Mr. Eric He and Mr. Guoqi Ding, being independent non-executive Directors proposed to be re-elected, have confirmed their independence with reference to the factors set out in Rule 3.13 of the Listing Rules. Based on the above, the Nomination Committee and the Board considered that each of Mr. Eric He and Mr. Guoqi Ding to be independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with the Nominees’ contribution to the Company, which will continue to bring valuable business experience and extensive industry insights to the Board for its effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all of the Nominees, including the aforesaid independent non-executive Directors, at the AGM.

Each of the Nominees has entered into a director agreement with the Company, subject to re-election at the annual general meeting of the Company in accordance with the Articles of Association, until terminated in accordance with the agreement.

Mr. Rui Chen, being the chairman of the Board and Chief Executive Officer, is entitled to receive an annual salary and discretionary bonus in a total amount of approximately RMB5.9 million and may also be entitled to share-based compensation subject to the discretion of the Board which is determined by the Board with reference to his duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group. Mr. Eric He and Mr. Guoqi Ding, being independent Directors, are entitled to share-based and/or cash-based compensation subject to the discretion of the Board which is determined by the Board with reference to his duties and responsibilities with the Group. Save as disclosed herein, each of the Nominees is not entitled to any director’s fee in such person’s capacity as a Director or any other remuneration for the directorships held within the Group other than the Company.

As of the Latest Practicable Date, Mr. Rui Chen had interests or was deemed to be interested in 5,412,000 Class Z Ordinary Shares and 48,032,802 Class Y Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 12.83% of the total Shares in issue; Mr. Eric He had interests or was deemed to be interested in 182,411 Class Z Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 0.04% of the total Shares in issue; As of the Latest Practicable Date, Mr. Guoqi Ding had no interests and was not deemed to be interested in any Shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the Nominees has not held any directorships in other listed public companies or any other major appointments and professional qualifications during the past three years, has not held any other position with the Company or other members of the Group, and does not have any other relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the Nominees that need to be brought to the attention of the Shareholders in connection with his re-election or to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules in relation to his re-election as a Director.

APPENDIX II    EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

The following is an explanatory statement required by Rule 10.06(1)(b) of the Listing Rules to be sent to the Shareholders to enable them to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the Company had a total of 416,623,647 issued and outstanding Shares.

Subject to the passing of the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued share capital remains unchanged from the Latest Practicable Date to the AGM date, the Directors would be authorized under the Share Repurchase Mandate to repurchase up to 41,662,364 Class Z Ordinary Shares and/or ADSs, representing 10% of the Company’s total issued share capital (excluding Treasury Shares), during the Share Repurchase Mandate period.

2.	REASONS FOR REPURCHASING SHARES AND/OR ADSS

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class Z Ordinary Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class Z Ordinary Share and/or ADS and/or its earnings per Class Z Ordinary Share and/or ADS.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchases would be in the best interest of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Class Z Ordinary Shares and/or ADSs will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association in effect from time to time, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2025) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. The Directors do not intend to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX II    EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Class Z Ordinary Shares and/or ADSs pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, who beneficially own a total of 79,700,010 Class Y Ordinary Shares, representing a total of 70.29% of the voting rights in the Company with respect to Shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 8,410,463 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans).

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Share Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class Z Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class Y Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Share Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II    EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

6.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Class Z Ordinary Shares traded on the Stock Exchange during each month in the previous 12 months and until the Latest Practicable Date:

	Share price (per Class Z Ordinary Share)
	Highest (HK$)	Lowest (HK$)
2025
April	153.00	113.60
May	154.60	135.30
June	173.00	139.60
July	202.60	159.80
August	200.40	169.00
September	224.80	172.10
October	249.60	199.10
November	241.80	187.20
December	209.00	187.60
2026
January	285.60	194.40
February	269.60	216.20
March	220.40	168.50
April (up to the Latest Practicable Date)	190.50	175.20

7.	REPURCHASES OF SHARES

repurchases of ADSs or Class Z Ordinary Shares were made by the Company during the six months immediately preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Listing Rules), has any present intention, in the event that the Share Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company if the Share Repurchase Mandate is exercised or has undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorized to make purchases to the Shares.

The Directors will exercise the power of the Company to make repurchases of Class Z Ordinary Shares and/or ADSs pursuant to the Share Repurchase Mandate in accordance with the Articles of Association, the Listing Rules and the applicable laws of the Cayman Islands.

The Directors confirm that to the best of their knowledge and belief, neither the explanatory statement nor the proposed repurchase of Shares pursuant to the Share Repurchase Mandate has any unusual features.

APPENDIX II    EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

9.	INTENTION STATEMENT REGARDING REPURCHASED SHARES

Subject to the applicable requirements under the Listing Rules, the Company may cancel the repurchased Shares following settlement of any such repurchase or hold them as Treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases. If the Company decides to hold the repurchased Shares as Treasury Shares, the Company will, upon completion of the Share repurchase, withdraw these repurchased Shares from CCASS and register the Treasury Shares in the Company’s name.

The Company may re-deposit its Treasury Shares into CCASS only if it has an imminent plan to resell them on the Stock Exchange, and it should complete the resale as soon as possible. For any Treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall (i) procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the Treasury Shares deposited with CCASS pending resale; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in the Company’s name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as Treasury Shares.

Holders of Treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

APPENDIX III    EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

Clause	Provisions in the Memorandum of Association

Cover

THE COMPANIES ACT (AS ~~AMENDED~~ REVISED) OF THE CAYMAN

ISLANDS COMPANY LIMITED BY SHARES

~~EIGHTH~~ NINTH AMENDED AND RESTATED MEMORANDUM OF

ASSOCIATION

OF

BILIBILI INC.

嗶哩嗶哩股份有限公司

(adopted by a Special Resolution passed on ~~June 30~~[•], 202~~2~~6)

Clause	Provisions in the Articles of Association

Cover

THE COMPANIES ACT (AS ~~AMENDED~~ REVISED) OF THE CAYMAN

ISLANDS COMPANY LIMITED BY SHARES

~~EIGHTH~~ NINTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

BILIBILI INC.

嗶哩嗶哩股份有限公司

(adopted by a Special Resolution passed on ~~June 30~~[•], 202~~2~~6)

1.	“Companies Act” means the Companies Act (as ~~amended~~ revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Designated Stock Exchange” means (i) the stock exchange in the United States on which any Shares and ADSs are listed for trading or (ii) the HK Stock Exchange, as the case may be;

123A.

The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)   review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)   identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)   assess the independence of Independent Non-executive Directors; ~~and~~

(d)   make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive officer of the Company.; and

(e)   support the Company’s regular evaluation of the Board’s performance.

NOTICE OF ANNUAL GENERAL MEETING

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of annual general meeting (the “Annual General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s investor relations website at https://ir.bilibili.com/.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 16, 2026 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, June 17, 2026 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following resolutions:

1.

as an ordinary resolution: to receive and adopt the audited consolidated financial statements of the Company and the reports of the directors of the Company (the “Directors”) and auditors of the Company for the year ended December 31, 2025;

2.

as an ordinary resolution: to re-elect Rui Chen to serve as a director until the 2029 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

3.

as an ordinary resolution: to re-elect Eric He to serve as an independent director until the 2029 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

4.

as an ordinary resolution: to re-elect Guoqi Ding to serve as an independent director until the 2029 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

5.	as an ordinary resolution: to authorize the Board to fix the remuneration of the Directors of the Company;

6.

as an ordinary resolution: to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026;

NOTICE OF ANNUAL GENERAL MEETING

7.	as an ordinary resolution:

(a)

subject to paragraph (c) below, to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class Z ordinary shares (including any sale or transfer of treasury shares out of treasury) or securities convertible into Class Z ordinary shares, or options, warrants, or similar rights to subscribe for Class Z ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class Z ordinary shares or securities convertible into Class Z ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class Z ordinary shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class Z ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class Z ordinary shares or rights to acquire Class Z ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the Company’s 2018 Share Incentive Plan (as amended from time to time);

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares of the Company (excluding treasury shares) as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

8.	as an ordinary resolution:

(a)

to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company (excluding treasury shares) as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly;

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

NOTICE OF ANNUAL GENERAL MEETING

9.

as an ordinary resolution: conditional upon the passing of resolutions 7 and 8 of this notice, to extend the general mandate referred to in the resolution 7 of this notice by the addition to the aggregate number of Shares (including any sale or transfer of Treasury Shares) that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued (or be sold or transferred out of treasury) by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 8 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company (excluding Treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

10.

as a special resolution: to approve the adoption of the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner as set out in Appendix III to the Circular with effect from the date of approval of the Shareholders at the AGM.

SHARE RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on May 7, 2026, Hong Kong time, as the record date (the “Share Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Share Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 7, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to attend and vote at the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m., Hong Kong time, on May 7, 2026.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on the Company’s investor relations website at https://ir.bilibili.com.

NOTICE OF ANNUAL GENERAL MEETING

Holders of record of the Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 15, 2026 at 17M Floor, Hopewell Centre,183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 5, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the AGM; for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s investor relations website at http://ir.bilibili.com, the Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, April 16, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.